

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 29, 2007

<u>Via US Mail and Facsimile</u>

Ms. Melody Sullivan
Chief Financial Officer
American Wagering, Inc.
675 Grier Drive
Las Vegas, Nevada 89119

> **Re: American Wagering, Inc.**
> **Form 10-KSB for the year ended January 31, 2007**
> **File No. 000-20685**

Dear Ms. Sullivan:

We have reviewed your letter dated August 23, 2007, and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if you deem the comments inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

1. Refer to our previous comments related to your acquisition of Sturgeon's. Based upon the financial information you have provided, your acquisition of Sturgeon's appears significant at a level greater than 40% under the income test set forth under Rule 310 (c) (2) (iii) of Regulation S-B. As such, audited financial statements and pro forma financial information for your acquisition of Sturgeon's appear to be required.

2. Please note that, until you file the aforementioned audited financial statements and pro forma financial information for the required periods, any registration statement you file will not be declared effective and, in addition, you will not be considered to be in compliance with Item 13 (a) (1) of the Proxy Rules.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief